UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2026

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Zoomcar Holdings, Inc.

Full Name of Registrant

Former Name if Applicable

Anjaneya Techno Park, No. 147, 1st Floor, Kodihalli,

Address of Principal Executive Office (Street and Number)

Bangalore, India - 560008

City, State and Zip Code

SEC 1344 (06-19)	Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company’s Annual Report on Form 10-K for the annual period ended March 31, 2026 cannot be filed within the prescribed time period because the Company requires additional time for compilation and review to insure adequate disclosure of certain information that was not available. The Company’s Annual Report on Form 10-K will be filed on or before the 15th calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Deepankar Tiwari	+91	8048821871
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ NO ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ NO ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As of March 31, 2026, the Company had legal notice from Reimer Family Partnership, L.P., Michael Schiavello, and Vasilios Takos and associated litigation that ensued, which was appropriately classified as a contingent liability in the Company’s preliminary financial records.

Subsequent to the year ended on March 31, 2026, the Company entered into a settlement agreement to resolve this litigation (the “Reimer Settlement”), the material terms of which were disclosed in the Company’s Current Report on Form 8-K filed on May 19, 2026. Under the terms of the Reimer Settlement, the Company is obligated to issue 39 million shares of its common stock by January 2027.

Under applicable accounting standards, because this settlement provides definitive evidence about conditions that existed as of the March 31, 2026, it represents a significant adjusting event that must be recognized within the financial statements for the year ended March 31, 2026. Due to the nature and scale of the 39 million share issuance, the transaction requires a formal fair valuation.

To ensure strict compliance with GAAP and regulatory reporting requirements, the Company is in the process of working with an independent third-party valuation firm to determine the precise fair value of the liability and the final financial impact of the settlement terms. Consequently, the Company requires additional time to complete this evaluation, obtain the final valuation report, and incorporate the necessary adjusting entries and provisions into its consolidated financial statements as of March 31, 2026. For these reasons, the Company is unable to file its Annual Report on Form 10-K within the prescribed timeframe without unreasonable effort or expense.

Cautionary Statement Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact, including those that express a belief, expectation or intention, are forward-looking statements. When used in this Form 12b-25, the words “may,” “will,” “could,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “intends,” “projects,” “potential,” or “contemplates,” or the negative of these terms or other comparable terminology, are intended to identify forward-looking statements, although not all forward-looking statements contain such words. Forward-looking statements in this Form 12b-25 include, without limitation, statements regarding the anticipated timing of the filing of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2026, the Company’s expectation that such report will be filed on or before the fifteenth calendar day following the prescribed due date, and the anticipated accounting treatment, valuation and financial impact of the Reimer Settlement.

These forward-looking statements are based on the Company’s current expectations and assumptions that it believes to be reasonable, and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Such risks and uncertainties include, among others, the possibility that the Company will not be able to file its Annual Report on Form 10-K within the fifteen-day extension period permitted by Rule 12b-25; delays in, or changes to the results of, the Company’s fiscal year-end financial statement preparation, audit, and evaluation of internal control over financial reporting; the time required to complete the independent third-party valuation of the Reimer Settlement and the final determination of the related fair value, liability, and financial impact; the occurrence of subsequent events; and the other risk factors detailed from time to time in the Company’s filings with the Securities and Exchange Commission, including its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this Form 12b-25. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or developments, or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Zoomcar Holdings, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 29, 2026	By	/s/ Deepankar Tiwari
Deepankar Tiwari
(Chief Executive Officer)

4